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                                                                    EXHIBIT 99.1

FOR
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LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS

BETTY HO                                    GREGORY A. McANDREWS
LJ International Inc.                       Greg McAndrews & Associates
01 (852) 2170-0001                          (310) 301-3035


                                                           FOR IMMEDIATE RELEASE

                  LJ INTERNATIONAL RETAINS FINANCIAL P.R. FIRM

Hong Kong, April 25, 2002 - Fine Jewelry designer and marketer LJ International Inc. (Nasdaq/NM:JADE) today announced the retention of financial public relations firm Greg McAndrews & Associates to implement a long-term investor relations and external financial public relations program.

         The program will include a wide range of timely financial information for current and potential investors as well as for the investment banking community. It is expected that LJ International will be making frequent appearances in financial forums during 2002 in conjunction with the addition of chains of mass merchandising outlets for its lines of distinctive jewelry.

         Greg McAndrews & Associates was founded in 1972 and specializes in special situation public companies, emerging companies, turnarounds and public and private securities offerings. The firm has created public relations programs for 179 securities offerings that have raised more than $1.2 billion.

                                     (MORE)


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LJ INTERNATIONAL NEWS - FINANCIAL P.R.
APRIL 25, 2002
PAGE 2

About LJ International Inc.

LJ International Inc. (Nasdaq/NM:JADE) is the world's largest publicly-owned designer, marketer and distributor of a full range of fine jewelry, built on a successful vertical integration strategy and an unwavering commitment to quality and service.

         (Forward look statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.)

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(JADE - 1 - O4-25-2002)